January 10, 2006

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Imagenetix, Inc. and, under the date of July 5, 2005, we reported on the consolidated financial statements of Imagenetix, Inc. as of March 31, 2005 and for the year then ended.  On January 9, 2006, our appointment as principal accountants was terminated.  We have read Imageneitx Inc.'s statements included under Item 4.01 (a) of its Form 8-K dated January 6, 2006 and we agree with such statements included in paragraphs 1, 4, 5 and 6, except that we are not in a position to agree or disagree with Imagenetix, Inc.'s statements contained in paragraphs 2, 3, 7 and 8 related to the actions of the audit committee or HJ Associates.

Sincerely,

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.